SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.[__])*

Astronics Corporation
(Name of Issuer)

Common Stock, $0.01 par value
Class B Common Stock, $0.01 par value
(Title of Class of Securities)

046433108
046433207
(CUSIP Number)

Kevin T. Keane 2016 GRAT
Kevin T. Keane
1801 Elmwood Avenue, Suite 1
Buffalo, New York 14207-2463
(716) 863-1110
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 046433108	SCHEDULE 13D	Page 2 of 9 Pages
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1	NAME OF REPORTING PERSON Kevin T. Keane 2016 GRAT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,300,269 shares of Class B Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,300,269 shares of Class B Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,300,269 shares of Class B Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.0% of the outstanding shares of Class B Common Stock

13.2% of the aggregate voting power of the outstanding shares of Common Stock and Class B Common Stock

5.1% of the economic interest of the outstanding shares of Common Stock and Class B Common Stock

14	TYPE OF REPORTING PERSON OO

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1	NAME OF REPORTING PERSON Kevin T. Keane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 92,092 shares of Common Stock[1] 373,165 shares of Class B Common Stock[2]
	8	SHARED VOTING POWER 1,300,269 shares of Class B Common Stock
	9	SOLE DISPOSITIVE POWER 92,092 shares of Common Stock[1] 373,165 shares of Class B Common Stock[2]
	10	SHARED DISPOSITIVE POWER 1,300,269 shares of Class B Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 92,092 shares of Common Stock[1] 1,673,434 shares of Class B Common Stock[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5% of the outstanding shares of Common Stock

20.6% of the outstanding shares of Class B Common Stock

17.0% of the aggregate voting power of the outstanding shares of Common Stock and Class B Common Stock

6.9% of the economic interest of the outstanding shares of Common Stock and Class B Common Stock

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14	TYPE OF REPORTING PERSON IN

1 Includes 58,120 shares of Common Stock owned by, or held in trust for the benefit of, the Reporting Person's wife and 5,000 shares of Common Stock issuable upon exercise of options.

2 Includes 159,615 shares of Class B Common Stock owned by, or held in trust for the benefit of, the Reporting Person's wife and 1,210 shares of Class B Common Stock issuable upon exercise of options.

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046433207

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the (i) shares of common stock, par value $0.01 per share (the "Common Stock"), of Astronics Corporation, a New York corporation (the "Issuer"), and (ii) shares of class B common stock, par value $0.01 per share (the "Class B Common Stock"), of the Issuer. The Issuer's principal executive offices are located at 130 Commerce Way, East Aurora, New York 14052.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by:

(i) Kevin T. Keane 2016 GRAT (the "KTK Trust"), with respect to the shares of Class B Common Stock directly held by it; and

(ii) Kevin T. Keane ("Mr. K. Keane"), with respect to the shares of Common Stock and Class B Common Stock directly held by him, as well as the Common Stock and Class B Common Stock owned by, or held in trust for the benefit of, his wife.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock held by the other Reporting Person. In addition, Mr. K. Keane disclaims any beneficial ownership of shares owned by, or held in trust for the benefit of, his wife.

(b)	The business address of the Reporting Persons is 1801 Elmwood Avenue, Suite 1, Buffalo, New York New York 14207-2463.

(c)	The principal occupation of (i) the KTK Trust is to hold the trust assets in trust for the beneficiaries thereof and (ii) Mr. K. Keane is to serve as the Chairman of the Board of Directors of the Issuer.

(d) & (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

An aggregate of 1,672,224 shares of Class B Common Stock were issued to Mr. K. Keane by the Issuer from time to time as dividend distributions and upon exercise of options, which were exercised by Mr. K. Keane with personal funds.

87,092 shares of Common Stock were acquired by Mr. K. Keane with personal funds in the aggregate amount of approximately $11,000.

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58,120 shares of Common Stock and 159,614 shares of Class B Common Stock were transferred by gift to, or transferred by gift to a trust for the benefit of, Mr. K. Keane's wife.

5,000 shares of Common Stock reported herein as beneficially owned by Mr. K. Keane are underlying certain options not yet exercised by Mr. K. Keane, which were awarded to Mr. K. Keane for services rendered to the Issuer.

1,210 shares of Class B Common Stock reported herein as beneficially owned by Mr. K. Keane are underlying certain options not yet exercised by Mr. K. Keane, which were distributed to Mr. K. Keane by the Issuer as dividends from time to time.

1,300,269 shares of Class B Common Stock were transferred by gift by Mr. K. Keane to the KTK Trust, as more fully described in Item 4 below.

Item 4.	PURPOSE OF TRANSACTION

On January 5, 2016, Mr. K. Keane, who serves as the Chairman of the Board of Directors of the Issuer, transferred 1,300,269 shares of Class B Common Stock held by him as a gift to an irrevocable Grantor Trust, the KTK Trust, for the benefit of himself and certain of his descendants. Mr. K. Keane serves as the sole trustee of the KTK Trust and is the sole beneficiary of the KTK Trust's annuity payments. As trustee of the KTK Trust, Mr. K. Keane may sell the trust assets, vote the trust assets and/or take any action with respect to the investment of the trust assets.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the shares reported herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares or selling some or all of their shares reported herein or any other derivative securities, engaging in hedging or similar transactions with respect to the shares reported herein and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 046433108	SCHEDULE 13D	Page 7 of 9 Pages
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Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and Class B Common Stock and percentages of the Common Stock and Class B Common Stock beneficially owned by each of the Reporting Persons. The percentages reported in this Schedule 13D are calculated based upon the 17,396,338 shares of Common Stock and the 8,135,569 shares of Class B Common Stock outstanding as of October 3, 2015, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended October 3, 2015 filed with the SEC on November 10, 2015.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock and Class B Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as described herein, none of the Reporting Persons have effected any transaction in the Issuer's stock during the past 60 days.

(d)	No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock or Class B Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

	The Issuer has granted options to purchase shares of Common Stock to Mr. K. Keane under the Issuer's 2005 Director Stock Option Plan (the "2005 Plan") pursuant to a stock option agreement dated March 3, 2014 (the "2014 KTK Grant Option Agreement"), which terms were amended from time to time pursuant to resolutions of the Issuer's Board of Directors, and a stock option agreement dated March 10, 2015 (the "2015 KTK Grant Option Agreement" and collectively with the 2014 KTK Grant Option Agreement, the "KTK Grant Option Agreements"), which terms were amended from time to time pursuant to resolutions of the Issuer's Board of Directors. All the options covered by the Mr. K. Keane Option Agreements have vested to date. Following is a summary of the terms of grants of stock options to Mr. K. Keane pursuant to the KTK Grant Option Agreements:

	Date of Grant	Number of Shares	Purchase Price Per Share	Expiration Date
	03/03/2014	2,000 shares of Common Stock	$47.36	03/03/2024
	03/10/2015	3,000 shares of Common Stock	$60.68	03/10/2026

The Issuer has also distributed options to purchase shares of Class B Common Stock to Mr. K. Keane, which have all vested to date. Following is a summary of the terms of the distributions of stock options to Mr. K. Keane :

CUSIP No. 046433108	SCHEDULE 13D	Page 8 of 9 Pages
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Date of Distribution	Number of Shares	Purchase Price Per Share	Expiration Date
09/05/2014	400 shares of Class B Common Stock	$47.36	03/03/2024
10/08/2015	450 shares of Class B Common Stock	$60.68	03/10/2026
10/08/2015	360 shares of Class B Common Stock	$47.36	03/03/2024

The KTK Grant Option Agreements are attached hereto as Exhibits 1 and 2, respectively. A copy of the 2005 Plan is attached hereto as Exhibit 3 and is incorporated herein by reference to Exhibits 10.8 of the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed with the SEC on March 3, 2011. Any description set forth in this statement on Schedule 13D of the terms and conditions of the KTK Grant Option Agreements are qualified in their entirety by reference to the KTK Grant Option Agreements.

Other than as described in this Item 6 and the Joint Filing Agreement attached as Exhibit 4 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: 2014 KTK Grant Option Agreements.

Exhibit 2: 2015 KTK Grant Option Agreements.

Exhibit 3: Stock Option Plan (incorporated by reference to Exhibit 10.8 to the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed with the SEC on March 3, 2011).

Exhibit 4: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 046433108	SCHEDULE 13D	Page 9 of 9 Pages
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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 21, 2016

/s/ Kevin T. Keane
kevin t. KEANE

KEVIN T. KEANE 2016 GRAT

By: /s/ Kevin T. Keane
Name: Kevin T. Keane
Title: Trustee